Contact

www.linkedin.com/in/dave-parton
(LinkedIn)

Top Skills

Team Building
Leadership
Management

Dave Parton

Dad | Chief Ministry Officer at Faith Comes by Hearing | Founder,
CEO @Share.bot | Author
Albuquerque-Santa Fe Metropolitan Area

Summary

As a leader who seeks to shape organizations to habitually deliver
excellence, I find the most satisfaction in training and implementing
processes that allow my team do well without my direct and
constant oversight . My management style is as follows; train, equip,
empower, focus, retrain, to dominate the competition.

I believe in gaining commitments from front line employees on the
"one thing" that they themselves can control to drive the team closer
to its goal, and then fostering an environment where employees are
accountable to one another for keeping those commitments. This
4DX / OKR management style empowers and energizes the front
line to bring impactful change directly to their interactions with our
products and customers on a daily basis.

We have a quality product at FCBH, so I'm not interested in
reinventing that. I am however interested in constantly fine tuning our
"machinery" to deliver that product in the most efficient and effective
way possible each and every time.

_____

I would love to share a copy of my book with you for free in blog form
or a marketplace copy on Kindle, Amazon, and Audible

https://www.amazon.com/dp/B09YNC9G6S/
ref=cm_sw_r_sms_api_i_MBNXM7XKPD8QJECG9RS8

Hey, check out my website, "Sovereign and Gentle" with this link:
https://partond82809.wixsite.com/kidneydonationbook

Experience

Faith Comes By Hearing
5 years 9 months

Chief Ministry Officer
July 2025 - Present (2 months)

Vice President of Global Partnerships
June 2024 - July 2025 (1 year 2 months)

Director of Global Partnerships
April 2023 - June 2024 (1 year 3 months)
Albuquerque, New Mexico, United States

Operations Manager, Global Partnerships
December 2019 - April 2023 (3 years 5 months)
Albuquerque, New Mexico

Interior Resource Group
4 years 3 months

Area Manager
August 2016 - December 2019 (3 years 5 months)

Responsible for the oversight of Project Mangers servicing our customers south of I-70 to Colorado Springs.

Project Manager
October 2015 - December 2019 (4 years 3 months)
Denver, Colorado

QA/QC over rough frame, plumb, and electrical prior to county inspection to ensure that build met customer expectation. Coordinating delivery and install of interior finishes such as but not limited to; tile, carpet, granite, cabinetry, site finished and pre-finished wood floors, laminate, etc. Warranty manager over said homes post close, identifying cause of warranty repair, coordinating timely repair, and ensuring customer satisfaction.

Halliburton
Field Operations Professional
October 2014 - October 2015 (1 year 1 month)

Pre-job HSE (Health, Safety, and Environmental) checks.

Post job HSE checks

Equipment PM

Management training

OJT training for new-hires

Timely completion of Oil/Gas production curriculum

Travel to different camps to learn local techniques for most productive and least invasive means of Natural Gas and Oil production

Analyzing management team for adherence to company policies and HR standards.

Trained with HR to promote effective communication, fair treatment, and conflict resolution within field production teams.

BMO Harris Bank
Personal Banker
January 2012 - November 2014 (2 years 11 months)

Customer Service

Customer acquisition

Sales

Referring to partners

Needs assessment

Customer retention

Education

Theological Seminary
Bachelor's degree / Master's degree , Pastoral Theology; Church administration · (2004 - 2010)